No Action

ACT IA
SECTION 7, 3(c)(5)(B)
RULE
PUBLIC AVAILABILITY 12/26/07

December 26, 2007
Our Ref. No. 20071221429
Dexia Municipal Agency
File No. 132-3

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

Your letter dated December 21, 2007 requests our assurance that we would not recommend enforcement action to the Securities and Exchange Commission (the "Commission") against Dexia Municipal Agency (the "Company") under section 7 of the Investment Company Act of 1940 (the "1940 Act") if the Company issues covered bond debt instruments in the United States through private offerings without registering under the 1940 Act.

Facts

You state the following: The Company, a wholly owned subsidiary of Dexia Credit Local,[1] is organized as a Sociétés de Crédit Foncier (SCF) as authorized under French law. The special purpose of the Company is to provide for the financing needs of public sector entities through the issuance of obligations foncières, which are covered bond debt instruments. An SCF uses the proceeds of the bond offerings to provide loans and financing to central (i.e. national) governments, central banks, government local authorities (i.e. municipalities and departments) and other public sector entities in the European Union. While the French government does not guarantee an SCF's bonds, the law creating SCFs grants special privileges to holders of bonds issued by SCFs. Specifically, bondholders have priority over creditors (including the government) of the SCF and of the SCF's parent; the bankruptcy or liquidation of the parent company cannot be extended to the SCF itself.

While the Company is a credit institution licensed and supervised by the French banking authority, as an SCF it is prohibited from taking demand deposits. In addition,

[1] You state that Dexia Credit Local ("DCL") is a traditional commercial bank exempt from the requirements of the 1940 Act. DCL sought and received a Commission order under section 6(c) of the 1940 Act permitting it to issue and sell certain commercial paper and debt instruments in the United States. See Credit Local De France, Investment Company Act Rel. Nos. 18249 (Jul. 24, 1991) (notice) and 18286 (Aug. 22, 1991) (order). The French government owns 11.8% of Dexia SA, the holding company that ultimately controls DCL and the Company.


07060773

French law and the Company's by-laws restrict the Company to stringent requirements regarding the type of assets (substantially public sector loans), amount of each type of asset, and ratio of assets and liabilities it may keep on its balance sheet.[2]

As of calendar year-end 2006, 89.05% of the Company's assets were in loans made to, or bonds issued by municipalities, sovereign states and other public sector entities or private companies guaranteed by local governments. Of this amount, 80.89% were loans and 8.16% were bonds. Approximately 3.65% of the Company's assets were in funds that invested 100% of their eligible assets in loans to public entities or in shares of funds that are 100% guaranteed by public entities, and the remaining 7.30% of assets was in liquid paper, short-term receivables and covered bonds issued by other Dexia entities.

The Company's outstanding loans to regional governments, municipalities and other public sector entities are for investment in special projects primarily related to construction and renovation. In particular, European municipalities and other European public sector entities, which compose over 94% of the Company's outstanding commitments at year-end 2006, are forbidden by national law to use their loans from the Company for general and administrative expenditures and are only allowed to borrow for investments in projects and renovations as specified in their budgets. The funds committed by the Company must be used by the borrowers for specific investment projects as a result of the general legal prohibitions and budgeting process to which the borrowers are subject, the monitoring and verification of which is dealt with by governmental authorities. Loans on the balance sheet at the end of 2006 were used, among other things, to finance public buildings and town halls, hospitals, sewer systems, regional express trains and local roads. When a loan is intended to finance a significant project (e.g. a hospital), the specific project frequently is named in the loan documentation.

The Company intends to issue and sell its covered bond debt instruments in the United States through private placements, including but not limited to placements pursuant to rule 144A under the Securities Act of 1933. The Company is concerned that these offerings could cause it to be required to register as an investment company under the 1940 Act.

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[2] An SCF may hold only (i) loans to, or fully guaranteed by, municipalities, sovereign states or other public entities and bonds issued by such entities, (ii) participations in funds that invest at least 90% of their assets in the same and (iii) liquid paper issued by banks and other credit institutions, short-term debt receivables and covered bonds issued by other entities that serve as "replacement securities" for loan collateral. The amount held in the last category is limited to up to 15% of outstanding obligations foncières (and other liabilities benefiting from the same privileges). French law also requires over-collateralization: the total amount of assets always must be greater than the amount of liabilities benefiting from obligations foncières privileges.

Analysis

Section 3(c)(5)(B) of the 1940 Act, in relevant part, excepts from the definition of investment company:

> Any person who is not engaged in the business of issuing redeemable securities . . . and who is primarily engaged in ... making loans to manufacturers, wholesalers, and retailers of, and to prospective purchasers of, specified merchandise, insurance, and services. . . .

You argue that the Company is primarily engaged in the business of making loans to municipalities and other public sector entities to finance construction and renovation projects. You argue that the municipalities are prospective purchasers of specified merchandise and services. You argue that your request for no-action relief presents facts and circumstances that are similar to those that we addressed in Municipality Finance Ltd. (pub. avail. Apr. 28, 1994). You also argue that investors in the Company's covered bond debt instruments do not need the protections provided by the 1940 Act in light of (a) the private nature of the U.S. offerings; and (b) the special privileges associated with the covered bond debt instruments (i.e. priority over creditholders granted to bondholders and the SCF's protection from the bankruptcy of its parent).

On the basis of the facts and representations set forth in your letter, we would not recommend enforcement action to the Commission against the Company under section 7 of the 1940 Act if the Company does not register as an investment company. This letter expresses our position on enforcement action only and does not express any legal conclusions on the issues presented. Because our position is based on the facts and representations in your letter, you should note that any different facts or representations may require a different conclusion.



Sara P. Crovitz
Branch Chief

DAVIS POLK & WARDWELL

450 LEXINGTON AVENUE
NEW YORK, NY 10017
212 450 4000
FAX 212 450 3800

MENLO PARK
WASHINGTON, D.C.
LONDON
PARIS
FRANKFURT
MADRID
TOKYO
BEIJING
HONG KONG

NORA M. JORDAN
212 450 4684
NORA.JORDAN@DPW.COM

December 21, 2007

Re: **1940 Act: Section 3(C)(5)(B)**

Mr. Doug Scheidt
Office of the Chief Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Dear Mr. Scheidt:

We represent Dexia Municipal Agency (the "Company"), a French credit institution which acquires and grants loans to municipalities and other public entities. The Company issues covered bond debt instruments called *obligations foncières*. The Company is contemplating offering these debt instruments in the United States through private offerings. On behalf of the Company, we request a no-action letter with respect to the status of the Company and the proposed offering under the Investment Company Act of 1940 (the "1940 Act").

I. Background

The Company is organized as a *Sociétés de Crédit Foncier* ("SCF") as authorized under French law. It is a wholly-owned subsidiary of Dexia Crédit Local ("DCL"),[1] a traditional commercial bank that is exempt from the requirements of the 1940 Act.[2] The special purpose of the Company is to provide

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[1] DCL owns 100% of the equity of the Company. The Supervisory Board of the Company is nominated and elected by DCL, and in turn, the Executive Board is nominated by the Supervisory Board. Thus, DCL has total control of the Company.

Through its financing arm and pension fund manager, Caisse des Dépôts et Consignation, as of calendar year-end 2006 the French government owns 11.8% of Dexia SA, the holding company that ultimately controls DCL and the Company.

[2] DCL is fully authorized to operate as a commercial bank in France by the French banking authority. However, DCL limits its activities to local public and project finance, and it does not take individual demand deposits. For this reason it sought and received an SEC exemptive order pursuant to section 6(c) of the 1940 Act. In re. Credit Local de France and CLF

for the financing needs of public sector entities, through the issuance of covered bonds.[3] An SCF uses the proceeds of the bond offerings to provide loans and financing to central (*i.e.* national) governments, central banks, government local authorities (*i.e.* municipalities and departments) and other public sector entities in the European Union.[4]

While the French government does not guarantee an SCF's bonds, the 1999 law creating SCFs grants special privileges to holders of bonds issued by SCFs. In particular, SCFs are the only companies that can issue *obligations foncières*. These *obligations foncières*, which benefit under French law from preference benefits, give bondholders priority over creditors (including the government) of the SCF and of the SCF's parent; the bankruptcy or liquidation of the parent cannot be extended to the SCF itself.

While the Company is a credit institution (*etablissement de crédit*) licensed and supervised by the French banking authority,[5] it has more specifically been licensed as an SCF since 1999. Being an SCF limits the operations of the Company; in particular, unlike a commercial bank, the Company is prohibited by law from taking demand deposits. The French SCF law and the Company's by-laws restrict the Company to stringent requirements regarding the type of assets (substantially public sector loans), amount of each type of asset, and ratio of assets and liabilities it may keep on its balance sheet. [6]

As of calendar year-end 2006, 89.05% of the Company's assets were in loans made to, or bonds issued by, municipalities, sovereign states and other public sector entities or private companies guaranteed by local governments. Of this amount, 80.89% were loans and 8.16% were bonds. 3.65% of the Company's

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Finance Co. (August 22, 1991). Other banking subsidiaries of the Dexia Group do take demand deposits.

[3] Under French law, SCFs may also grant or acquire mortgage loans. The Company's exclusive corporate purpose is granting or acquiring loans to public sector entities; hence, it does not participate in granting or acquiring mortgage loans.

[4] As set forth in EU Directive 2006/48/CE article 68(a), (b), (c) pages 177/89.

[5] Specifically the *Comité des Etablissement de Crédit et des Entreprises d'Investissement* and the *Commission Bancaire*.

[6] An SCF may only hold (i) loans to, or fully guaranteed by, municipalities, sovereign states or other public entities and bonds issued by such entities, (ii) participations in funds that invest at least 90% of their assets in the same and (iii) liquid paper issued by banks and other credit institutions, short-term debt receivables and covered bonds issued by other entities that serve as "replacement securities" for loan collateral. The amount held in the last category is limited to up to 15% of outstanding *obligations foncieres* (and other liabilities benefiting from the same privileges). French law also requires over-collateralization: the total amount of assets must always be greater than the amount of liabilities benefiting from *obligations foncières* privileges.

Due to these strict requirements, French law mandates that the Company have a special controller appointed from a list of certified accountants (with agreement from the French banking authority) that monitors the Company for compliance with the law.

assets were in funds that invested 100% of its eligible assets in loans to public entities or in shares of funds that are 100% guaranteed by public entities.[7] The remaining 7.30% of assets were in liquid paper, short-term debt receivables and covered bonds issued by other Dexia entities.

Due to elements of French bankruptcy law granting employees priority in bankruptcy, an SCF requires a separate French commercial bank to carry out its operations. Specifically, a separate commercial bank and its employees *must* perform all of the operations of the SCF so that priority to holders of *obligations foncières,* bankruptcy remoteness and other privileges can be implemented under the law. The commercial bank that carries out all of the Company's operations is its parent, DCL. The Company has no salaried employees of its own, and all employees executing the operations of the Company are full-time employees of DCL.

II. Section 3(c)(5)(B) Exemption

Section 3(c)(5)(B) of the 1940 Act exempts from the definition of "investment company":

> any person who is not engaged in the business of issuing redeemable securities, face-amount certificates of the installment type or periodic payment plan certificates, and who is primarily engaged in ... (B) making loans to manufacturers, wholesalers, and retailers of, and to prospective purchasers of, specified merchandise, insurance, and services...."

In Municipality Finance Ltd. (Available April 28, 1994), the Staff considered application of Section 3(c)(5)(B) to Municipality Finance Ltd. ("Municipality Finance"), a company that provided financing to Finnish municipalities, under similar facts to those presented here. Like the Company, Municipality Finance provided loans to municipalities and to companies whose loans were guaranteed by a municipality.

The Municipality Finance letter stated that Municipality Finance was primarily engaged in the business of making loans to municipalities to finance construction and renovation projects; thus, the municipalities were prospective purchasers of specified merchandise and services in keeping with Section 3(c)(5)(B) requirements.

Likewise, the Company's outstanding loans to regional governments, municipalities and other public sector entities are for investment in special projects primarily related to construction and renovation. In particular, European municipalities and other European public sector entities, which compose over

[7] Under the Company's own restrictions, the funds in this category must meet the more stringent requirement of 100% of eligible assets invested in public entities rather than 90% as required by French SCF law.

94% of the Company's outstanding commitments at year-end 2006, are forbidden by national law to use their loans from the Company for general and administrative expenditures and are only allowed to borrow for investments in projects and renovations as specified in their budgets. When a loan is intended to finance a significant project (e.g. a hospital) the specific project is frequently named in the loan documentation. The funds committed by the Company must be used by the borrowers for specific investment projects as a result of the general legal prohibitions and budgeting process to which the borrowers are subject, the monitoring and verification of which is dealt with by governmental authorities. For example, loans on the balance sheet at the end of 2006 were used, among other things, to finance public buildings and town halls, hospitals, sewer systems, regional express trains and local roads. Thus, in a similar manner to Municipality Finance, the Company's loans are not general loans and meet the requirement of being made to prospective purchasers of specified merchandise and services for the purposes of Section 3(c)(5)(B).

The Company intends to issue and sell covered bonds in the United States through private placements, including but not limited to Rule 144A, in all cases to sophisticated investors, such as qualified institutional investors or accredited investors, all of whom the Commission has previously determined do not require the same level of protections under the 1940 Act or the Securities Act of 1933 as would be the case if retail investors were involved. Therefore, as a result of the type of investors that the Company proposes to target, the special protections accorded by the national laws to covered bonds and the specific nature of its loans as described above, we do not believe that the investor protections of registration under the 1940 Act are necessary or desirable here.

* * *

On behalf of the Company, we request the assurance of the staff of the Division of Investment Management that it would not recommend enforcement action to the Securities and Exchange Commission under Section 7 of the 1940 Act if the Company issues covered bond debt instruments in the United States through private placements without registering under the 1940 Act.

Please call the undersigned at (212) 450-4684, James Zha at (212) 450-4561 or Margaret E. Tahyar at 011-33-1-56-59-36-70 if you have any questions.

Very truly yours,



Nora M. Jordan

cc: Jean-Claude Synave

END